FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of November 2003

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Translation of registrant's name in English)

3 Hayarden Street, Yavne, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Contact:
Danny Yelin	Carmen Deville
Chief Financial Officer	Investor Relations
Arel Communications and Software Ltd.	Tel US: 770-396-8105 x 300
dyelin@arelcom.com	Tel Israel: +972-52-781748
investor@arelcom.com

Arel Reports Results for the Third Quarter of 2003

•	Revenues increased 15 percent sequentially and 219 percent year over year to $2.65M

•	Gross margin improved to 70 percent

•	Net profit of $361,000, or $0.03 per share

YAVNE, Israel - November 5, 2003 – Arel Communications and Software Limited (NASDAQ: ARLC) (Arel), the world’s leading provider of integrated web, voice and video conferencing and distance training solutions, announced today the results for the third quarter of 2003.

Third quarter revenues reached $2,646,000, a 15 percent sequential increase and the fourth consecutive quarter of growth in revenues. Revenues for the third quarter of 2003 increased 219 percent from the $829,000 reported in the third quarter of 2002.

Third quarter 2003 net profit was $361,000, or $0.03 per share, compared to a net profit of $71,000, or $0.01 per share in the second quarter of 2003. For the third quarter of 2002 the company reported a net loss of $8,043,000, which included impairment of goodwill of $4,575,000, an impairment of $279,000 due to a decrease in the value of Arel investment in ArelNet, and a one time restructuring expense and impairment of property and equipment of $1,671,000, or $0.63 per share.

Philippe Szwarc, Arel chief executive officer, said, “The third quarter performance is a result of improving our market reach, which has allowed us to win significant customers such as Countrywide Home Loans and The Kroger Co. Our advanced Integrated Conferencing Platform is drawing excellent feedback and acceptance in the market.”

Gross margin in the third quarter of 2003 improved to 70 percent, compared with 62 percent in the second quarter of 2003, due to a particularly favorable product mix. Gross margin in the third quarter of 2002 was 13 percent.

Research and development expenses this quarter totaled $576,000 excluding Chief Scientist participation, and $457,000 including the $119,000 Chief Scientist participation in the quarter, compared to R&D expenses in the second quarter of $497,000 excluding Chief Scientist participation, and $236,000 including the $261,000 Chief Scientist participation, which pertained to the first six months of 2003. The main increase in Net R&D expenses relates to the difference in the Chief Scientist participation recognized in the second quarter (for six months) and in the third quarter (for three months only).

Selling, general and administrative expenses increased 19 percent sequentially to 42 percent of revenue due to a further investment in our sales and marketing efforts, but decreased 4 percent from the same period a year ago.

Operating profit for the third quarter was $271,000, similar to the operating profit generated in the second quarter of 2003.

Cash, and cash equivalents plus short-term investments at September 30, 2003, totaled $8,485,000, compared with $9,245,000 at the end of the second quarter. The change in the cash position versus the previous quarter relates primarily to working capital requirements to support growing revenues.

Arel management will hold a teleconference today, at 8:00 a.m. EST. to discuss the quarterly results. To participate in the call please dial 800-553-5275 (in the United States) or 612-332-0634 (internationally), approximately five minutes prior to the scheduled call start time. The call will also be available live as a webcast on www.arelcom.com, where it will be archived and available for replay. A digital replay of the conference call may also be accessed by dialing the following numbers: 800-475-6701 (in the United States.) or 320-365-3844 (internationally) and entering the following access code: 702186.

About Arel Communications and Software
Arel Communications and Software Ltd (www.arelcom.com) offers effective fully integrated video, voice and data interactive conferencing solutions by optimizing the use of existing network resources available to distributed enterprises. Our integrated networking and software platform is winning us loyalty from major Fortune 500 customers, using our system for various needs such as web collaboration, video conferencing and distance learning applications.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe”, “hopeful” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with the Company’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.

(Tables to follow)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS
AT SEPTEMBER 30, 2003

	September 30		December 31,
	2003	2002	2002
	(Unaudited)		(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	2,369	6,107	10,354
Short-term investments	6,116	4,606	129
Accounts receivable:
Trade	2,929	1,902	2,455
Other	714	439	488
Inventories	931	1,142	1,168

T o t a l current assets	13,059	14,196	14,594

INVESTMENTS AND LONG-TERM RECEIVABLE:
Investment in Arel Net Ltd.	125	125	125
Loans to employees, net of current maturity	27	32	31

	152	157	156

PROPERTY, PLANT AND EQUIPMENT:
Cost	2,191	2,333	2,183
L e s s - accumulated depreciation	1,697	1,530	1,493

	494	803	690

OTHER ASSETS	152

	13,857	15,156	15,440

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	24	13	27
Accounts payable and accruals:
Trade	615	884	801
Accrued restructuring costs	92	607	852
Deferred revenues	935	524	2,165
Other	3,593	2,829	3,157

T o t a l current liabilities	5,259	4,857	7,002

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement, net of
amount funded	362	261	371
Other	35	8	48

T o t a l long-term liabilities	397	269	419

T o t a l liabilities	5,656	5,126	7,421

SHAREHOLDERS' EQUITY:
Share capital	4	4	4
Capital surplus	52,752	52,740	52,740
Warrants and options	1,395	1,395	1,395
Accumulated deficit	(45,950)	(44,109)	(46,120)

	8,201	10,030	8,019

	13,857	15,156	15,440

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2003	2002	2003	2002	2002
	(Unaudited)		(Unaudited)		(Audited)
	U.S. $ in thousands(except per share data)
REVENUES FROM SALES AND SERVICES	7,063	4,646	2,646	829	5,941
COST OF SALES AND SERVICES	2,619	2,965	802	724	3,604

GROSS PROFIT	4,444	1,681	1,844	105	2,337
RESEARCH AND DEVELOPMENT EXPENSES - net	1,166	1,691	457	492	2,218
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,958	5,069	1,116	1,161	6,439
AMORTIZATION OF GOODWILL		283			283
IMPAIRMENT OF GOODWILL		4,575		4,575	4,575
RESTRUCTURING EXPENSES AND IMPAIRMENT OF
PROPERTY AND EQUIPMENT		1,671		1,671	2,301

OPERATING INCOME (LOSS)	320	(11,608)	271	(7,794)	(13,479)
FINANCIAL INCOME (EXPENSES) - net	(150)	242	90	30	102
IMPAIRMENT OF INVESTMENT IN ARELNET LTD		(279)		(279)	(279)

INCOME (LOSS) FOR THE PERIOD	170	(11,645)	361	(8,043)	(13,656)

BASIC AND DILUTED INCOME (LOSS) PER SHARE	0.01	(0.90)	0.03	(0.63)	(1.06)

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine months ended September 30
	2003	2002
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) for the period	170	(11,645)
Adjustments required to reconcile income (loss) to net
cash used in operating activities:
Depreciation	254	500
Impairment of property and equipment		750
Employee stock-based compensation	12
Amortization of goodwill		283
Impairment of goodwill		4,575
Decline in value of investment in Arel Net Ltd.		279
Allowance for doubtful accounts	(28)	101
Accrued employee rights up on retirement - net	(9)	(50)
Exchange differences on long-term loan	4
Capital loss on disposal equipment		45
Loss on realization and decrease in value of marketable securities	(8)	17
Erosion of long-term loan to an employee		4
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable	(672)	1779
Increase (decrease) in accounts payable and accruals	(1,751)	(701)
Decrease in inventories	237	1,123
Increase in other assets	(152)

Net cash used in operating activities	(1,943)	(2,940)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(58)	(138)
Proceeds from disposal of property and equipment		84
Collection of long-term loan to an employee	4	5
Short-term bank deposits - net	(5,983)	3,696
Acquisition of marketable securities	(2)	(4)
Proceeds from sale of marketable securities	6	25

Net cash provided by (used in) investing activities	(6,033)	3,668

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit - net	3	(3)
Discharge of long-term loan	(12)

Net cash used in financing activities	(9)	(3)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,985)	725
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	10,354	5,382

BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF PERIOD	2,369	6,107